

September 7, 2021

John Keeler
Chief Executive Officer
Blue Star Foods Corp.
3000 NW 109th Avenue
Miami, Florida 33172

      Re: Blue Star Foods Corp.
            Registration Statement on Form S-1
            Filed August 31, 2021
            File No. 333-259197

Dear Mr. Keeler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Evan Ewing at 202-551-5920 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Manufacturing